SIMPSON THACHER & BARTLETT LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

(650) 251-5000

FACSIMILE: (650) 251-5002

September 18, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Associated Materials, LLC and AMH New Finance, Inc.
Registration Statement on Form S-4
File No. 333-190108

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4631

Washington, D.C. 20549

Dear Ms. Long:

On behalf of Associated Materials, LLC (the “Company”) and AMH New Finance, Inc. (“New Finance” and, together with the Company, the “Registrants”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-4 filed on July 24, 2013 (Commission File No. 333-190108). The Registration Statement has been revised in response to the comments of the staff of the Commission (the “Staff”) and to reflect certain other changes. For the convenience of the Staff, we are providing by overnight delivery to the Staff a copy of this letter and eight marked copies of Amendment No. 2, each reflecting changes against Amendment No. 1 to the Registration Statement filed on August 30, 2013.

In addition, we are providing the following responses to your comment letter, dated September 9, 2013, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Registrants. Page references in the text of this letter correspond to the pages of

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Securities and Exchange Commission	-2-	September 18, 2013

Amendment No. 2. Capitalized terms used herein but not defined herein have the meanings assigned to such terms in our letter to you, dated August 30, 2013, regarding the Registration Statement (the “August 30, 2013 letter”).

Risk Factors, page 15

The pledge of the capital stock … page 24

1.	We note your response to comment 2 in our letter dated August 9, 2013. Since the notes were issued with the Pledged Securities as collateral, notwithstanding that the underlying assets of the entities are also pledged, please help us to understand your views on whether this provision is material to note investors. For example, was the pledge of the Pledged Securities negotiated, or did it impact the pricing of the notes? We are concerned that investors who may consider this a material feature of the notes in making their investment decision and assessing the risks associated with the notes may consider the provision to be material, and may not have enough information to understand how the Rule 3-16 exclusion impacts their security interests. For example, and as expressed in our earlier comment, we believe that it would be useful for investors to know the aggregate percentages of consolidated assets, revenues, and pre-tax income for any of the Subject Subsidiaries, and their market value in order to better understand the implication that the Rule 3-16 exclusion has on their security interest. Please advise, or revise your disclosure to provide this additional information.

The Registrants advise the Staff that they do not believe the Rule 3-16 exclusion is material to investors in the Notes (“investors”). The pledge of the Pledged Securities was not specifically negotiated with potential investors at the time the agreements governing the Notes and collateral for the Notes were drafted in October 2010, or during the course of the 2013 marketing and pricing of the Notes covered by the Registration Statement (such Notes being an add-on to the series issued in October 2010), but rather was offered to investors by the Company as a feature of the issuance because it had been included in the collateral package of other issuers of secured notes with registration rights in the Rule 144A market. The Registrants do not believe the inclusion of the pledge of Pledged Securities or the Rule 3-16 exclusion had any impact on the pricing of the Notes and do not believe the pricing of the Notes would have been affected had the pledge of Pledged Securities or the Rule 3-16 exclusion not been included within the collateral package. As we noted in our August 30, 2013 letter, the Registrants also believe that the incremental value of the collateral in the Pledged Securities is not meaningful to investors because the underlying assets have been separately pledged as collateral in favor of the noteholders. Consistent with this belief, the Registrants note that the terms of the Rule 3-16 exclusion and the terms of the pledge of the Pledged Securities did not change at all during the marketing of the Notes in either the 2010 or the 2013 offering.

Indeed, the very operation of the Rule 3-16 exclusion suggests that investors do not consider the Pledged Securities, or the potential limit on the pledge thereof by virtue of the Rule 3-16 exclusion, to be material. If investors believed the pledge of the Pledged Securities was material, the separate financial statements that Rule 3-16 requires would be important information for investors to assess the value of the individual subsidiaries that have issued the Pledged Securities. However, by virtue of the Rule 3-16 exclusion, investors have agreed not to receive separate financial statements for such subsidiaries.

Securities and Exchange Commission	-3-	September 18, 2013

The Registrants believe that Rule 3-16 exclusions were and are standard market practice for offerings of securities like the Notes, i.e., offerings into the U.S. 144A high yield market of secured notes, with registration rights (which, absent the Rule 3-16 exclusion, would require provision of separate financial statements when the applicable securities were registered). For instance, after conducting a general survey of offerings of secured notes with registration rights completed in 2010 and made primarily into the U.S. 144A market in which the undersigned law firm represented the issuer or the initial purchasers, we found that Rule 3-16 exclusions were included in all cases where the stock of the issuer’s subsidiaries was pledged to noteholders. This suggests that a pledge of subsidiary stock accompanied by a Rule 3-16 exclusion is a standard feature for the relevant market.

However, in response to the Staff’s comment, the Registrants have disclosed the aggregate percentages of consolidated assets and revenues represented by the Subject Subsidiaries on pages 24 and 127. Additionally, the Registrants have disclosed on pages 24 and 127 that the percentage of pre-tax income (loss) represented by the Subject Subsidiaries is not meaningful because the Subject Subsidiaries had pre-tax income, whereas the Company had a pre-tax loss on a consolidated basis. However, for the reasons discussed in our August 30, 2013 letter, the Registrants continue to believe that determining and providing the requested disclosure regarding market value of the Subject Subsidiaries’ Pledged Securities would not be appropriate or meaningful to investors because (1) such a determination would be inherently subjective and hypothetical, because the subsidiaries are integrated into the Company’s overall operations, and (2) such a determination would not (because it could not possibly do so) address a range of critical, situation-specific factors that would apply in the only situation in which the Section 3-16 exclusion has practical significance—the situation where the trustee for the Notes attempts to enforce the pledge of the Pledged Securities and the enforcement is contested by another party. Because of these limitations on the utility of a hypothetical determination of market value of individual subsidiaries, the Registrants believe that disclosure regarding such a measure could give investors a false sense of certainty regarding a determination that is inherently uncertain. The Registrants thus believe that the disclosure provided in Amendment No. 2 provides noteholders and potential investors in the Notes with sufficient and appropriate information regarding how the Rule 3-16 exclusion impacts their security interest, including the book value and aggregate pre-tax income of, and the percentages of consolidated assets and revenues represented by, the Subject Subsidiaries, the principal limitations in determining the market value of the Subject Subsidiaries and the future context in which the Rule 3-16 exclusion would have practical significance.

* * * * * * * * * *

Please do not hesitate to call William Brentani at (650) 251-5110 or Daniel Webb at (650) 251-5095 with any questions or further comments you may have regarding Amendment No. 2 or if you wish to discuss the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Sherry Haywood, Staff Attorney

Jeff Gordon, Staff Accountant

Lisa Etheredge, Staff Accountant

Terence O’Brien, Branch Chief

Associated Materials, LLC

AMH New Finance, Inc.

Jerry W. Burris

Enclosures